UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of dividends

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Rio de Janeiro, August 25, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the material fact released on August 4, 2021, informs that it is making today the payment of the 1st installment of the remuneration anticipation to shareholders related to fiscal year 2021.

The gross amount distributed, in the amount of R$ 21,000,003,096.30, corresponds to a gross amount of R$ 1.609911 per common and preferred share, based on the shareholding position as of August 16, 2021.

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco, institution depositary of book-entry shares issued by Petrobras. All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the date of payment. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), with a record date of August 18, 2021, the payment will occur as of September 1, 2021, through JP Morgan Chase, depositary bank of Petrobras' ADRs. Information and clarifications may be obtained at www.adr.com

The dividends not claimed within three years, as of the date of payment (August 25, 2021), will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

The amounts advanced to shareholders as dividends, adjusted by the Selic rate from the date of payment to the end of the year, will be deducted from the minimum mandatory dividends, including for purposes of payment of the minimum priority dividends for preferred shares.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer